

May 1, 2012

<u>Via E-Mail</u>
Mr. John A. Webb
Chief Financial Officer
GeneLink, Inc.
317 Wekiva Springs Road, #200
Longwood, FL 32779

> **Re: GeneLink, Inc.**
> **Form 8-K**
> **Filed April 27, 2012**
> **File No. 000-30518**

Dear Mr. Webb:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note Cross, Fernandez and Riley, LLP are no longer engaged as your independent accountant. Please amend this Form 8-K to provide all of the required disclosures of Item 304 of Regulation S-K. Additionally, please ensure to file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551 – 3727 if you have questions regarding this comment.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining